Mail Stop 6010

                                                June 17, 2005

Michael R. Rodriguez
Senior Vice President, Finance and
 Chief Executive Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618

Re:	Endocare, Inc.
Amendment No. 1 to Registration Statement on Form S-2
Filed June 7, 2005
and Documents Incorporated by Reference
File No. 333-123866

Dear Mr. Rodriguez:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-2

We face risks related to investigations by the SEC and DOJ, page 2
1. Please refer to prior comment 4. Please briefly highlight the subject of the statements, such as the allegations concerning your financial statements and the periods covered by such financial statements.


We are dependent upon a number of third-party suppliers to manufacture our products and the loss of any of these suppliers could harm our business, page 6
2. Please refer to prior comment 17. Advise us why you have included the risk factor based on your response.

Where you can find more information, page 21
3. The paragraph numbered "8" is inconsistent with the requirements of Form S-2 that require you to list all incorporated documents.
Please revise.

Form 10-K for the fiscal year ended December 31, 2004
4. We note your responses to several comments that you will revise your disclosure in future filings. Please include such revisions in your amendment to your Form 10-K.

Health Care Regulatory Issues, page 12
5. Please refer to prior comments 6, 8 and 19. Provide more specific disclosure about how your operations fit within these laws. Also, with a view toward disclosure, please tell us whether the payment terms mentioned in responses 26 and 34 affect your compliance with these laws. .

Consolidated Statements of Operations, page F-2

6. Please refer to prior comment 32.  Under paragraph 37 of SFAS
131,
you should disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. As such, it appears that you should provide the information related to your revenues by products and services in a note to your financial statements similar to the information provided on page 28 of MD&A.

7. Please refer to prior comment 32. Since you recognize all of the revenue related to the bundled procedures as services are rendered, it appears appropriate to reflect those revenues and their related costs as service revenues and service costs with an appropriate explanation of the components. Similar to your response, in future filings you should reflect the amount of revenues from these services separately and explain why it is impracticable to present the amount of cost of services as required by Item 5-03(b) of Regulation S-X in the notes to your financial statements. Under U.S. GAAP you should consider all direct fixed costs in your determination of the cost of services including the technician salaries and the depreciation of the units used to provide these services. The fact that the number of procedures performed has a direct impact on the gross profit margin for the services does not appear to be a basis under U.S. GAAP to exclude those costs from cost of sales for the services and instead include those costs within cost of sales for your products.
The reasons for significant changes in the gross margin as a result of the number of procedures performed should be explained in MD&A. In fact, under the current presentation this "distortion" is still included within cost of sales but its impact is not obvious due to its inclusion in the change in gross margin for cryoprobes, disposables and bundled procedure fees.

8. Please refer to prior comment 33. Please amend your Form 10-K to restate the gains and losses on divestures within your operating income in accordance with paragraph 45 of SFAS 144, or provide us with your analysis of why the current presentation complies with U.S.
GAAP or is not material for purposes of restatement.

Note 7. Dispositions and Assets Held for Sale - Page F-19

Cryosurgical Products of Cardiac Applications - Page F-19

9. Please refer to prior comment 40. Please address why you did not allocate any of the sales proceeds to the non-compete agreement for cardiovascular services. The fact that the non-compete agreement was specifically identified within the sales document leads us to presume that it is substantive and at least a portion of your gain should be recognized over the life of the non-compete agreement.

Form 10-Q for the quarterly period ended March 31, 2005

Note 3. Changes to Plan of Sale - Timm Medical, page 6

10. Please tell us why you reflect only one operating segment. We note the extended discussion of your cryosurgical business and erectile dysfunction business throughout your business and MD&A sections. Tell us the contents of the information reviewed by your
CODM.  See SFAS 131.

Note 4. Private Placement of Common Stock and Warrants, page 6

11. Please refer to prior comment 41. Please tell us why you are accounting for the warrants within equity and not as a liability. Please be specific in your response and address each of the criteria in EITF 00-19 as it relates to the terms of your warrant and the related registration rights agreement. Also address your accounting for the call provision. See EITF 00-19, SFAS 133 and SFAS 150. Tell us the amount of the discount related to the call provision, how you calculated this amount, and tell us why. Cite the accounting literature upon which you relied.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Eric Atallah at (202) 551-3663 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or me at
(202)
551-3617 with any other questions.

      Sincerely,



							Russell Mancuso
							Branch Chief



cc (via fax): Steven G. Rowles, Esq.

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